

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2012

Via E-mail
Calvin McDonald
President and Chief Executive Officer
Sears Canada Inc.
290 Yonge Street, Suite 700
Toronto, Ontario, Canada M5B 2C3

> **Re:** **Sears Canada Inc.**
> **Form 20-F**
> **Filed May 31, 2012**
> **Form 20-F/A**
> **Filed July 9, 2012**
> **File No. 000-54726**

Dear Mr. McDonald:

We have reviewed your amendment and your response dated July 9, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-FR/A, filed July 9, 2012

General

1. The three representations requested at the bottom of our letter dated June 29, 2012 should be provided by you and not your counsel. Please provide such representations.

Item 3. Key Information, page 5

Item 3.D. Risk Factors, page 6

We are exposed to a variety of legal proceedings…, page 11

2. Please delete the newly added sentences at the end of the risk factor, as such sentences constitute mitigating language that is inappropriate for the risk factors section.

Item 5.B. Liquidity and Capital Resources, page 41

3. We note your statement in the eighth paragraph on page 43 that accounts payable and accrued liabilities decreased $95.8 million in Fiscal 2011 to $576.8 million. However, it appears that accounts payable and accrued liabilities decreased $88.8 million in Fiscal 2011. Please revise or advise.

4. We also note your statement that income and other taxes payable decreased $19.2 million in Fiscal 2011 to $43.8 million. However, it appears that these amounts decreased $22.5 million in Fiscal 2011. Please revise or advise.

Q1 2012, page 44

5. We note your discussion of the changes in non-cash working capital in the third paragraph on page 45. Please provide an explanation of the amounts included in and excluded from non-cash working capital in your disclosures.

Financial Statements for Fiscal Year Ended January 28, 2012

Notes to the Consolidated Financial Statements, page F-8

General

6. Please note that generally revisions to registration statements on Form 20F-R are made in the next amendment of the registration statement. Absent some inability to make the changes in the next amendment, please provide the disclosures you proposed to provide in your responses to comments 19, 22, 23, 24, 25 and 31 in the next amendment to your Form 20-F.

Note 2.2 Basis of preparation and presentation, page F-8

7. We note your response to comment 19 in our letter dated June 29, 2012. You state that your Retail stores, Direct and Sears Home Services formats, which represent approximately 97% of your revenues, represent operating segments based on paragraph 5 of IFRS 8 and have been aggregated because they meet the aggregation criteria set forth

in paragraph 12 of IFRS 8. To support your assertion, please provide us with your analysis of how each of these operating segments met the aggregation criteria set forth in paragraph 12 (a) through (d) of IFRS 8.

Note 29. Net (loss) earnings per share, page F-54

8. Please disclose the number of instruments that could potentially dilute basic earnings per share in the future, which were not included in the calculation of diluted earnings per share because they were anti-dilutive for the period(s) presented. Please refer to paragraph 70 (c) of IAS 33.

Unaudited Condensed Consolidated Financial Statements for the Fiscal Quarter Ended April 28, 2012, page F-63

Condensed Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss), page F-65

9. We note your response to comment 30 in our letter dated June 29, 2012. To help us understand your accounting for the lease transaction and related gain, please provide an explanation of the details of this transaction. In your response, please include the following:

  • an explanation of what prompted the transaction and what the payment from the lessor represents;
  • a supplementary calculation of the gain on termination; and
  • an explanation of how you are accounting for the lease payments for the remaining six months you plan to occupy the leased premises.

10. We note the gain related to your lease transaction is material and we agree that there is no specific direct IFRS or U.S. GAAP guidance applicable to the transaction. To assist your investors in understanding this transaction, please revise your disclosure to more clearly explain the economic reasons for the termination and your accounting policies with respect to this transaction. Please refer to IAS 1, paragraphs 117 through 119.

       You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Staff Attorney at (202) 551-3427, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

                                                    Sincerely,

                                                    /s/ James Allegretto for

                                                    Mara L. Ransom
                                                    Assistant Director

cc: Klaudio Leshjani
       Sears Canada Inc.

       Andrew J. Beck
       Torys LLP